Interim Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2017 and 2016
(unaudited)

Interim Consolidated Statements of Earnings
For the three months ended December 31
(in thousands of Canadian dollars, except per share data) (unaudited)

	Notes	2017	2016
		$	$
Revenue		2,816,895	2,675,719
Operating expenses
Costs of services, selling and administrative		2,410,632	2,276,704
Acquisition-related and integration costs	8b	15,746	3,105
Restructuring costs	4	32,773	—
Net finance costs		17,134	18,520
Foreign exchange (gain) loss		(69)	2,354
		2,476,216	2,300,683
Earnings before income taxes		340,679	375,036
Income tax expense		55,414	99,385
Net earnings		285,265	275,651
Earnings per share
Basic earnings per share	7c	0.99	0.91
Diluted earnings per share	7c	0.98	0.89

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    1

Interim Consolidated Statements of Comprehensive Income
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	2017	2016
	$	$
Net earnings	285,265	275,651
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	56,358	(107,262)
Net (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(14,845)	11,703
Net unrealized gains (losses) on cash flow hedges	1,688	(4,285)
Net unrealized losses on available-for-sale investments	(317)	(1,833)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	13,037	(3,289)
Other comprehensive income (loss)	55,921	(104,966)
Comprehensive income	341,186	170,685

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    2

Interim Consolidated Balance Sheets
(in thousands of Canadian dollars) (unaudited)

	Notes	As at December 31, 2017	As at September 30, 2017
		$	$
Assets
Current assets
Cash and cash equivalents	9c and 11	238,942	165,872
Accounts receivable		1,435,822	1,285,880
Work in progress		946,106	922,620
Current derivative financial instruments	11	13,873	8,152
Prepaid expenses and other current assets		156,901	160,402
Income taxes		5,834	6,541
Total current assets before funds held for clients		2,797,478	2,549,467
Funds held for clients		395,499	313,552
Total current assets		3,192,977	2,863,019
Property, plant and equipment		391,507	396,613
Contract costs		232,110	243,056
Intangible assets		516,359	490,426
Other long-term assets		87,201	85,159
Long-term financial assets		101,132	111,307
Deferred tax assets		134,556	146,602
Goodwill		7,301,662	7,060,030
		11,957,504	11,396,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,105,795	1,004,307
Accrued compensation		616,007	578,886
Current derivative financial instruments	11	31,336	12,069
Deferred revenue		446,271	409,332
Income taxes		218,835	174,102
Provisions		96,341	86,154
Current portion of long-term debt		304,067	122,467
Total current liabilities before clients’ funds obligations		2,818,652	2,387,317
Clients’ funds obligations		396,369	314,233
Total current liabilities		3,215,021	2,701,550
Long-term provisions		38,330	40,892
Long-term debt		1,518,825	1,739,536
Other long-term liabilities		202,722	213,436
Long-term derivative financial instruments	11	69,481	82,365
Long-term income taxes		10,271	—
Deferred tax liabilities		160,963	213,515
Retirement benefits obligations		188,811	202,292
		5,404,424	5,193,586

Equity
Retained earnings		4,079,704	3,794,439
Accumulated other comprehensive income	6	215,312	159,391
Capital stock	7a	2,067,545	2,054,725
Contributed surplus		190,519	194,071
		6,553,080	6,202,626
		11,957,504	11,396,212

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    3

Interim Consolidated Statements of Changes in Equity
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		285,265	—	—	—	285,265
Other comprehensive income		—	55,921	—	—	55,921
Comprehensive income		285,265	55,921	—	—	341,186
Share-based payment costs		—	—	—	12,202	12,202
Income tax impact associated with stock options		—	—	—	(2,884)	(2,884)
Exercise of stock options	7a	—	—	29,666	(5,455)	24,211
Exercise of performance share units (PSUs)	7a	—	—	7,439	(7,439)	—
Purchase of Class A subordinate voting shares held in trusts	7a	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	7a	—	—	504	24	528
Balance as at December 31, 2017		4,079,704	215,312	2,067,545	190,519	6,553,080

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2016		3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings		275,651	—	—	—	275,651
Other comprehensive loss		—	(104,966)	—	—	(104,966)
Comprehensive income		275,651	(104,966)	—	—	170,685
Share-based payment costs		—	—	—	9,632	9,632
Income tax impact associated with stock options		—	—	—	(2,198)	(2,198)
Exercise of stock options	7a	—	—	31,801	(5,687)	26,114
Exercise of PSUs	7a	—	—	23,666	(23,666)	—
Purchase of Class A subordinate voting shares for cancellation	7a	(273,343)	—	(41,344)	—	(314,687)
Resale of Class A subordinate voting shares held in trust	7a	—	—	2,445	1,601	4,046
Balance as at December 31, 2016		3,781,156	199,162	2,211,299	166,583	6,358,200

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    4

Interim Consolidated Statements of Cash Flows
For the three months ended December 31
(in thousands of Canadian dollars) (unaudited)

	Notes	2017	2016
		$	$
Operating activities
Net earnings		285,265	275,651
Adjustments for:
Amortization and depreciation		93,290	89,319
Deferred income taxes		(51,033)	32,476
Foreign exchange loss		3,317	1,372
Share-based payment costs		12,202	9,632
Net change in non-cash working capital items	9a	67,049	(58,796)
Cash provided by operating activities		410,090	349,654

Investing activities
Business acquisitions (net of cash acquired)	8a	(198,997)	(150,897)
Purchase of property, plant and equipment		(30,022)	(30,395)
Additions to contract costs		(17,440)	(26,166)
Additions to intangible assets		(23,404)	(23,790)
Purchase of long-term investments		(6,322)	(3,974)
Proceeds from sale of long-term investments		1,287	—
Cash used in investing activities		(274,898)	(235,222)

Financing activities
Net change in unsecured committed revolving credit facility		(41,796)	—
Increase of long-term debt		13,299	6,251
Repayment of long-term debt		(13,263)	(120,373)
Repayment of debt assumed from business acquisitions		(21,946)	(6,290)
Purchase of Class A subordinate voting shares held in trusts	7a	(24,789)	—
Resale of Class A subordinate voting shares held in trusts	7a	528	4,046
Purchase and cancellation of Class A subordinate voting shares	7a	—	(302,610)
Issuance of Class A subordinate voting shares		24,214	25,196
Cash used in financing activities		(63,753)	(393,780)
Effect of foreign exchange rate changes on cash and cash equivalents		1,631	(3,272)
Net increase (decrease) in cash and cash equivalents		73,070	(282,620)
Cash and cash equivalents, beginning of period		165,872	596,529
Cash and cash equivalents, end of period		238,942	313,909

Supplementary cash flow information (Note 9).

See Notes to the Interim Condensed Consolidated Financial Statements.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    5

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, manages information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2017. The accounting policies were consistently applied to all periods presented.
These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended September 30, 2017.
The Company’s interim condensed consolidated financial statements for the three months ended December 31, 2017 and 2016 were authorized for issue by the Board of Directors on January 31, 2018.
3.Changes in accounting policies
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures will be provided in the Company’s consolidated financial statements for the year ended September 30, 2018.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but are not yet effective. The Company’s preliminary assessments are subject to change, as the Company is progressing in the assessment of the impact of these standards on its consolidated financial statements.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard will be effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application. The Company has not yet selected a transition method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed impact assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the awareness phase which also involved a high-level review of the differences between current requirements and IFRS 15.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    6

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

3.    Changes in accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)
The Company is progressing toward completion of the second phase of the conversion plan which encompasses a detailed impact assessment of the differences identified. The Company expects that revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from a software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services, resulting in a change in timing of revenue recognition. Based on the preliminary analysis of contracts involving software performed to date, the Company does not expect a significant impact on its consolidated financial statements.
The Company is still in the process of evaluating the impact of the standard and related interpretations, including the disclosure requirements. As such, IFRS 15 could have additional impacts on the Company's consolidated financial statements for which a conclusion has not been reached yet.
The Company is conducting concurrently the remaining two phases, design and implementation. The impacts on the other key elements, such as IT changes, education and training requirements, internal control over financial reporting and impacts on business activities of the Company’s conversion plan, are assessed during those phases.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard will be effective on October 1, 2018 for the Company and is required to be applied retrospectively.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company expects that existing hedge relationships currently designated as effective hedging relationships will still qualify for hedge accounting under this new model.
Based on the preliminary assessment performed to date, the Company does not expect a significant impact on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other lease related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company with earlier application permitted. When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    7

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

4.    Restructuring costs
In the prior fiscal year, the Company announced it will incur approximately $165,000,000 of restructuring costs to improve profitability by addressing the underutilization of the Company's resources due to the accelerating shift in client demand.
Since inception, the Company incurred a total of $121,401,000 of costs related to the announced program, of which $32,773,000 was expensed during the three months ended December 31, 2017. This amount includes restructuring costs for termination of employment of $30,124,000 accounted for in restructuring provisions, leases of vacated premises of $1,635,000 accounted for in onerous lease provisions, as well as other restructuring costs of $1,014,000. In addition, during the three months ended December 31, 2017, the Company paid in total $31,888,000 related to this program.
5.    Income taxes
On December 22, 2017, the United States of America (U.S.) government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was also enacted by the government of Belgium. As such, during the three months ended December 31, 2017, the Company recorded a net income tax recovery of $34,100,000 resulting from the re-evaluation of its deferred tax assets and liabilities of $45,500,000 partially offset by an income tax expense of $11,400,000 in relation to the U.S. repatriation tax.
6.    Accumulated other comprehensive income

	As at December 31, 2017	As at September 30, 2017
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $67,919 as at December 31, 2017 ($65,850 as at September 30, 2017)	751,949	695,591
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $71,563 as at December 31, 2017 ($69,296 as at September 30, 2017)	(468,535)	(453,690)
Net unrealized gains on cash flow hedges, net of accumulated income tax expense of $3,869 as at December 31, 2017 ($2,332 as at September 30, 2017)	3,358	1,670
Net unrealized losses on available-for-sale investments, net of accumulated income tax recovery of $228 as at December 31, 2017 ($178 as at September 30, 2017)	(879)	(562)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $18,930 as at December 31, 2017 ($20,933 as at September 30, 2017)	(70,581)	(83,618)
	215,312	159,391
For the three months ended December 31, 2017, $606,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $475,000, were reclassified to net earnings since the derivative financial instruments are designated as cash flow hedges.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    8

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share

a)	Capital stock

	Class A subordinate voting shares		Class B multiple voting shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725
Issued upon exercise of stock options[1]	849,389	29,666	—	—	849,389	29,666
PSUs exercised[2]	—	7,439	—	—	—	7,439
Purchased and held in trusts[3]	—	(24,789)	—	—	—	(24,789)
Shares held in trusts resold[3]	—	504	—	—	—	504
As at December 31, 2017	254,956,184	2,021,712	32,852,748	45,833	287,808,932	2,067,545
On January 31, 2018 the Company’s Board of Directors authorized, subject to regulatory approval, the renewal of the Normal Course Issuer Bid (NCIB) for the purchase of up to 20,595,539 Class A subordinate voting shares for cancellation on the open market through the Toronto Stock Exchange (TSX), the New York Stock Exchange and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase commencing February 6, 2018 until no later than February 5, 2019, or on such earlier date when the Company completes its purchases or elects to terminate the bid.
During the three months ended December 31, 2017, the Company did not purchase any Class A subordinate voting shares for cancellation under the current NCIB. During the three months ended December 31, 2016, the Company purchased 5,094,500 Class A subordinate voting shares under the previous NCIB for a cash consideration of $314,687,000 and the excess of the purchase price over the carrying value in the amount of $273,343,000 was charged to retained earnings. Of the purchased Class A subordinate voting shares, 196,800 shares with a carrying value of $1,599,000 and a purchase value of $12,077,000 were held by the Company and were paid and cancelled subsequent to December 31, 2016.

[1]
The carrying value of Class A subordinate voting shares includes $5,455,000 ($5,687,000 during three months ended December 31, 2016), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[2]
During the three months ended December 31, 2017, 172,068 PSUs were exercised (659,640 during the three months ended December 31, 2016) with a recorded value of $7,439,000 ($23,666,000 during the three months ended December 31, 2016) that was removed from contributed surplus. As at December 31, 2017, 661,179 Class A subordinate voting shares were held in trusts under the PSU plans (468,668 as at December 31, 2016) (Note 7b).

3 During the three months ended December 31, 2017, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 372,290 Class A subordinate voting shares of the Company on the open market for a cash consideration of $24,789,000 (nil during the three months ended December 31, 2016). In addition, during the three months ended December 31, 2017, the trustees resold 7,711 Class A subordinate voting shares that were held in trusts on the open market in accordance with the terms of the PSU plans (64,000 during the three months ended December 31, 2016). The excess of proceeds over the carrying value of the Class A subordinate voting shares, in the amount of $24,000 ($1,601,000 during the three months ended December 31, 2016), resulted in an increase of contributed surplus.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    9

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments

i)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.
The following table presents information concerning the number of outstanding stock options granted by the Company:

Outstanding as at September 30, 2017	15,237,883
Granted	177,750
Exercised (Note 7a)	(849,389)
Forfeited	(1,215,042)
Expired	(2,351)
Outstanding as at December 31, 2017	13,348,851
The weighted average fair value of stock options granted during the three months ended December 31, 2017 and the weighted average assumptions used in the calculation of their fair value on the date of the grant using the Black-Scholes option pricing model were as follows:

	2017	2016
Grant date fair value ($)	13.44	13.44
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	21.67	25.44
Risk-free interest rate (%)	1.57	0.74
Expected life (years)	4.00	4.00
Exercise price ($)	67.71	63.15
Share price ($)	67.71	63.15

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    10

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

7.    Capital stock, share-based payments and earnings per share (continued)
b) Share-based payments (continued)

ii)	Performance share units
On September 27, 2017, the Company adopted a new PSU plan with similar terms and conditions to the existing PSU plan. Under both PSU plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs vest either i) annually over a period of four years from the date of grant or ii) at the end of the four-year period.
These share-based payment costs are expensed over the period of four years in earnings with a corresponding credit to contributed surplus on a graded-vesting basis when granted PSUs vest annually or on a straight-line basis when granted PSUs vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 7a).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2017	468,668
Granted[1]	402,118
Exercised	(172,068)
Forfeited	(37,539)
Outstanding as at December 31, 2017	661,179

[1]	The PSUs granted in the period had a grant date fair value of $64.73 per unit.
c) Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2017			2016
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	285,265	286,799,266	0.99	275,651	303,179,061	0.91
Net effect of dilutive stock options and PSUs[2]		4,773,006			6,104,420
	285,265	291,572,272	0.98	275,651	309,283,481	0.89

[1]
During the three months ended December 31, 2017, no Class A subordinate voting shares purchased for cancellation and 661,179 Class A subordinate voting shares held in trusts were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (5,094,500 and 468,668, respectively during the three months ended December 31, 2016).

[2]
The calculation of the diluted earnings per share excluded 5,281,199 stock options for the three months ended December 31, 2017 (3,753,000 for the three months ended December 31, 2016), as they were anti-dilutive.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    11

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

8.    Investments in subsidiaries
a) Acquisitions
The Company made the following acquisitions during the three months ended December 31, 2017:

-
On October 6, 2017 and on October 26, 2017, the Company acquired 94.79% and an additional 1.88%, respectively of the outstanding shares of Affecto Plc, a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland, for a total cash consideration of $145,044,000. The Company expects to acquire 100% of the outstanding shares before March 31, 2018. The remaining outstanding shares to be acquired are mandatorily redeemable, and accordingly, are included in accounts payable and accrued liabilities in the consolidated balance sheet.

-
On December 7, 2017, the Company acquired all outstanding shares of Paragon Solutions Inc., a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey, for a total cash consideration of $77,715,000.

The purchase price for the two acquisitions above is mainly allocated to goodwill, which is not deductible for tax purposes, mostly representing the future economic value associated of acquired work force and synergies with the Company’s operations. The purchase price allocations are expected to be completed as soon as management has gathered all the significant information available and considered necessary in order to finalize these allocations.
During the three months ended December 31, 2017, the Company also finalized the purchase price allocation for Summa Technologies, Inc. acquired in the prior fiscal year with no significant adjustment.
During the three months ended December 31, 2017, the Company paid $196,831,000 from cash on hand (net of cash acquired of $19,876,000) for the acquisitions realized in the period and paid an additional cash consideration of $2,166,000 related to acquisitions realized in the prior fiscal year.
During the three months ended December 31, 2016, the Company acquired all units of Collaborative Consulting, LLC (Collaborative), a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts, for a total cash consideration of $150,897,000 paid from cash on hand. The purchase price was mainly allocated to goodwill, which was deductible for tax purposes.
These acquisitions will complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.
b) Acquisition-related and integration costs
During the three months ended December 31, 2017, the Company expensed $15,746,000 related to acquisition-related and integration costs in connection with the acquisitions realized in the period. This amount includes acquisition-related costs of $885,000 and integration costs of $14,861,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employment of $4,808,000 accounted for in restructuring provisions, leases of vacated premises of $9,548,000 accounted for in onerous lease provisions, as well as other integration costs of $505,000.
During the three months ended December 31, 2016, the Company expensed $3,105,000 related to integration costs in connection with the acquisition of Collaborative. The integration costs mainly include termination of employment of $1,421,000 accounted for in restructuring provisions, leases of vacated premises of $1,002,000 accounted for in onerous lease provisions, as well as other integration costs of $682,000.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    12

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

9.    Supplementary cash flow information
a)Net change in non-cash working capital items is as follows for the three months ended ended December 31:

	2017	2016
	$	$
Accounts receivable	(87,783)	(132,126)
Work in progress	126	32,419
Prepaid expenses and other assets	18,242	19,383
Long-term financial assets	1,249	(1,545)
Accounts payable and accrued liabilities	78,753	17,375
Accrued compensation	1,521	7,273
Deferred revenue	(4,318)	(16,092)
Provisions	6,533	(5,656)
Long-term liabilities	3,436	(3,145)
Retirement benefits obligations	(2,084)	(5,245)
Derivative financial instruments	1,490	922
Income taxes	49,884	27,641
	67,049	(58,796)
b)Net interest paid and income taxes paid are classified within operating activities and are as follows for the three months ended ended December 31:

	2017	2016
	$	$
Net interest paid	15,597	16,239
Income taxes paid	40,447	38,727
c)    Cash and cash equivalents consisted entirely of unrestricted cash as at December 31, 2017 and September 30, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    13

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

10.    Segmented information
In the prior fiscal year, management reviewed the Company's operating results through seven operating segments referred to as the Company's Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco) (France); United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); and Asia Pacific (including Australia, India and the Philippines) (Asia Pacific). During the three months ended December 31, 2017, the Company revised its management structure. As a result, the Company is now managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco) (France); U.S. Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated together as Asia Pacific.
The following tables present information on the Company’s operations based on its revised management structure, which includes the transfer of the Poland operations from ECS to the Northern Europe operating segment. The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

		For the three months ended December 31, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	472,404	411,715	418,761	398,598	359,073	294,557	301,180	160,607	2,816,895
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	44,610	89,263	66,055	60,251	48,358	47,871	18,519	31,405	406,332
Acquisition-related and integration costs (Note 8b)									(15,746)
Restructuring costs (Note 4)									(32,773)
Net finance costs									(17,134)
Earnings before income taxes									340,679

[1]
Total amortization and depreciation of $92,605,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $13,937,000, $17,657,000, $8,313,000, $17,423,000, $5,069,000, $16,670,000, $9,448,000 and $4,088,000, respectively for the three months ended December 31, 2017.

				For the three months ended December 31, 2016
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
Segment revenue	420,587	393,515	376,568	362,592	346,661	347,552	285,592	142,652	2,675,719
Earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	45,913	87,405	46,941	69,469	45,238	50,381	21,396	29,918	396,661
Acquisition-related and integration costs (Note 8b)									(3,105)
Net finance costs									(18,520)
Earnings before income taxes									375,036

[1]
Total amortization and depreciation of $88,989,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K., ECS and Asia Pacific segments is $12,055,000, $14,440,000, $7,995,000, $17,193,000, $7,410,000, $14,911,000, $9,540,000 and $5,445,000, respectively for the three months ended December 31, 2016.

The accounting policies of each operating segment are the same as those described in the Summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2017. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    14

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments
FAIR VALUE
All financial instruments are initially measured at fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at fair value.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management's investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.
FAIR VALUE HIERARCHY
Fair value measurements recognized in the consolidated balance sheet are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Valuation techniques used to value financial instruments are as follows:

-
The fair value of senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    15

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
There were no changes in valuation techniques during the three months ended December 31, 2017.
The following table presents financial liabilities measured at amortized cost categorized using the fair value hierarchy:

		As at December 31, 2017		As at September 30, 2017
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,543,058	1,618,481	1,542,428	1,638,980
Unsecured committed revolving credit facility	Level 2	159,709	159,709	200,000	200,000
Obligations other than finance leases	Level 2	52,572	51,829	61,703	60,847
Obligations under finance leases	Level 2	26,823	26,740	29,794	29,667
Other long-term debt	Level 2	40,730	39,736	28,078	27,348
		1,822,892	1,896,495	1,862,003	1,956,842

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at December 31, 2017	As at September 30, 2017
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	238,942	165,872
Deferred compensation plan assets	Level 1	45,654	46,906
		284,596	212,778
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	13,873	8,152
Long-term derivative financial instruments	Level 2	10,999	24,939
		24,872	33,091
Available-for-sale
Long-term bonds included in funds held for clients	Level 2	194,935	195,509
Long-term investments	Level 2	27,876	23,047
		222,811	218,556
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	31,336	12,069
Long-term derivative financial instruments	Level 2	69,481	82,365
		100,817	94,434
There were no transfers between Level 1 and Level 2 during the three months ended December 31, 2017.

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    16

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in	As at December 31, 2017	As at September 30, 2017
		$	$
Hedges on net investments in foreign operations
$831,400 cross-currency swaps in euro designated as a hedging instrument of the Company’s net investment in European operations ($831,400 as at September 30, 2017)	Current assets	6,343	2,907
	Long-term assets	—	14,539
	Long-term liabilities	3,166	—

Cash flow hedges on future revenue
U.S.$78,850 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$65,691 as at September 30, 2017)	Current assets	1,009	37
	Long-term assets	1,154	162
	Current liabilities	—	330
	Long-term liabilities	—	427

$177,296 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($146,881 as at September 30, 2017)	Current assets	5,849	4,644
	Long-term assets	7,914	7,429
	Current liabilities	299	554
	Long-term liabilities	263	969

€35,113 foreign currency forward contracts between the euro and the Indian rupee (€21,483 as at September 30, 2017)	Current assets	113	—
	Long-term assets	44	—
	Current liabilities	145	275
	Long-term liabilities	179	366

£47,779 foreign currency forward contracts between the British pound and the Indian rupee (£29,034 as at September 30, 2017)	Current assets	57	24
	Long-term assets	33	—
	Current liabilities	318	771
	Long-term liabilities	438	895

€66,749 foreign currency forward contracts between the euro and the British pound (€75,374 as at September 30, 2017)	Current assets	46	33
	Long-term assets	42	70
	Current liabilities	1,589	1,477
	Long-term liabilities	1,896	1,987

€49,140 foreign currency forward contracts between the euro and the Moroccan dirham (€53,527 as at September 30, 2017)	Long-term assets	1,376	2,669
	Current liabilities	1,924	1,681
	Long-term liabilities	4,898	5,427

Other foreign currency forward contracts	Current assets	456	507
	Long-term assets	436	70
	Current liabilities	1,213	231
	Long-term liabilities	221	345

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    17

Notes to the Interim Condensed Consolidated Financial Statements
For the three months ended December 31, 2017 and 2016
(tabular amounts only are in thousands of Canadian dollars, except per share data) (unaudited)

11.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in	As at December 31, 2017	As at September 30, 2017
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$600,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2017)	Current liabilities	25,848	6,750
	Long-term liabilities	53,113	69,540

Fair value hedges on Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2017)	Long-term liabilities	5,307	2,409

CGI Group Inc. – Interim Condensed Consolidated Financial Statements for the three months ended December 31, 2017 and 2016    18